

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 30, 2014

Via E-mail
Mr. Ken Kovie
President
Upholstery International, Inc.
8005 W. 183rd Street, Ste E
Tinley Park, IL 60423

> **Re:** **Upholstery International, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 20, 2014**
> **File No. 333-195209**

Dear Mr. Kovie:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that your disclosure does not reference your Subscription Agreement with Lambert Private Equity LLC or your Private Equity Loan Agreement with Georgia Peaches LLC anywhere in the body of your prospectus. Please revise your "MD&A" section to include a discussion of these agreements and the material terms. Additionally, please revise your risk factors to provide potential investors with disclosure regarding any restrictions these agreements have on your operations or future offerings.

2. We note your responses to comments 1 - 5 and the revised disclosure you included in your Business Section on page 24. Based upon your current financial situation, including your lack of cash or capital financing, please balance your statements concerning your "immediate" acquisition strategy and "pre IPO" steps to be taken to implement this strategy with a detailed discussion of your sources of capital, your initial minimum financial requirements and how you are selecting which companies to approach for

potential acquisition.

3.   We note your response to comments 3 -5; however neither financing agreement is signed
        by the respective parties. Please file executed copies of both agreements. Please refer to
        Item 601(a)(10) of Regulation S-K.

Summary of Financial Information, pages 8 and 9

4.   We note your response to comment 13. Please provide the selected financial information
        including revenues, operating expenses, operating income (loss), and net income (loss)
        per Item 301 of Regulation S-K for all periods presented in your statements of operations.
        Also, please provide the equity section at each balance sheet date.

Risk Factors, page 10

5.   We note your response to comment 14 but there still appears to be risk factors that do not
        relate to your business. For example, you state on page 12 that you have a limited
        operating history and no earnings. Please revise your risk factors to include only relevant
        information for your business.

Item 4. Use of Proceeds, age 17

6.   We note your amended disclosure on page 17 in response to comment 17 of our previous
        letter. Supplement your tabular breakdown of your use of proceeds by providing an
        accompanying narrative detailing the material uses.

7.   We note your response to comment 17. Please expand on your discussion of the
        minimum amounts needed to accomplish specified purposes of your business plan for
        which the proceeds are to be obtained per Item 504 of Regulation S-K. Please reference
        instruction 3 of Item 504 of Regulation S-K.

Item 5. Determination of Offering Price, page 17

8.   We note your response to comment 12 that there is no selling shareholder component to
        this offering. However, there are still erroneous references to selling shareholders on page
        18. Please revise.

Description of Securities to be Registered, page 21

9.   We note your amended disclosure on page 21 that no preferred shares have been issued at
        this time. Please expand this disclose to include whether the terms of the preferred stock
        have been designated.

Item 11. Information with Respect to the Registrant

Business Description, page 24

10.   We note your expanded disclosure in response to comment 20. Please revise this section to more clearly describe your operations and business plan following the offering.

Consolidated Statements of Operations (omitted)

11.   We note your response to comment 23. Please provide your Consolidated Statements of Operations for the years ended December 31, 2013 and 2012, which has been omitted. Also, please revise to reflect an income (loss) before income taxes and income taxes as required per Rule 3-03 of Regulation S-X.

Notes to Consolidated Financial Statements, page F-5

Note 2 – Significant Accounting Policies, Barter Transactions, page F-6

12.   We note your responses to comments 26 and 27. However, please revise your disclosure to include the specific details of the transactions or services that resulted in the recognition of the barter credits receivable. Specifically address in your disclosure:
  • the nature of the nonmonetary assets exchanged (i.e. specific services or goods provided, etc.);
  • how you determined fair value of the assets exchanged; and
  • how and when you expect to realize the receivable.

        Please also disclose your rationale for classifying the barter credit receivable as a current asset in your balance sheet and when you anticipate collecting the remaining balance. We refer you to the guidance in ASC 210-10-45.

Note 8 – Credit Cards Payable, page F-9

13.   We note your responses to comments 30 and 31, and understand the Company has total available credit card financing of approximately $50,000 used to finance a wide range of your operating expenses. However, we note the Company has approximately $230,000 of credit cards payable at Dec. 31, 2013. Please advise or revise.

14.   We note your response to comment 30. Please disclose whether you are in default or under a payment arrangement on any of your credit cards.

Financial Statements for the period ending March 31, 2014

Note 2 – Significant Accounting Policies, Barter Transactions, page F-15

15.   We note your responses to comments 26 and 27. However, please revise your disclosure
        to include the specific details of the transactions or services that resulted in the
        recognition of the barter credits receivable. Specifically address in your disclosure:

        •   the nature of the nonmonetary assets exchanged (i.e. specific services or goods
            provided, etc.);
        •   how you determined fair value of the assets exchanged; and
        •   how and when you expect to realize the receivable.

        Please also disclose your rationale for classifying the barter credit receivable as a current
        asset in your balance sheet and when you anticipate collecting the remaining balance. We
        refer you to the guidance in ASC 210-10-45.

Note 7 – Credit Cards Payable, page F-17

16.   Please disclose the maximum aggregate amount that you may borrow and amounts
        outstanding, in total, under your credit card arrangements at March 31, 2014, the extent to
        which they are used to finance ongoing operations, and the guarantor.

17.   We note your response to comment 30. Please disclose whether you are in default or
        under a payment arrangement on any of your credit cards.

Management's Discussion and Analysis

Capital Resources and Liquidity, page 26

18.   Please disclose the nature of your credit card arrangements, the maximum aggregate
        amount you may borrow and amounts outstanding under these arrangements, and the
        extent to which they are used to finance ongoing operations.

19.   Please expand your disclosure on the nature of your secured loan from Georgia Peaches,
        LLC including the date of the loan, proceeds, amount outstanding, and maturity date.

Results of Operations, page 27

20.   Please provide more robust, detailed disclosure of the information necessary for an
        understanding of your financial condition, changes in financial condition, and results of
        operations for the year ended December 31, 2013 and three months ended March 31,
        2014 as required by Item 303 of Regulation S-K

Directors, Executive Officers and Corporate Governance, page 28

21.   We note your response to comments 2 and 36 that Mr. Short has not yet signed an employment agreement with the company and he is not an executive officer at this time. Please revise your disclosure to clarify his current employment status.

Security Ownership and Certain Beneficial Owners and Management, page 31

22.   We note your response to comment 10. However, based on the number of shares currently issued and outstanding it appears that Officers and Directors currently own 52% of the shares and that they will own 42% of shares if all the shares included in this offering are sold. Please clarify this discrepancy between your disclosure on page 5 and your beneficial ownership table on page 31.

Certain Relationships and Related Transactions, page 32

23.   We note your response to comment 39. Please provide the information required under Item 404 of Regulation S-K.

Recent Sales of Unregistered Securities, page 32

24.   We note your response to 40 and the amended disclosure on page 33. Please revise your disclosure to include all the information required by Item 701 of Regulation S-K.

Exhibit 10.4 – Subscription Agreement

25.   We note your response to comment 41 but it appears that you have not amended this exhibit with your most recent filing so we reissue our prior comment. It appears that you have filed a subscription agreement for a private offering rather than for the current registered offering. Please advise.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Robert Shapiro, Staff Accountant, at (202) 551-3273 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Emily Drazan, Staff Attorney at (202) 551-3208, Kathleen Krebs, Special Counsel at (202) 551-3350 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: Via E-mail
        Ben Skjold, Esq.
        Daniel Gallagher